Exhibit 99.1

June 21, 2017

To the securities regulatory authority of each

of the Provinces and territories of Canada

REPORT OF VOTING RESULTS

Following the annual and special meeting of shareholders of Amaya Inc. (the “Corporation”) held on June 21, 2017 (the “Meeting”), and in accordance with section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations, we hereby advise you of the following voting results obtained at the Meeting. The matters set out below are described in greater detail in the management information circular of the Corporation, dated May 21, 2017 (the “Management Information Circular”).

Item Voted Upon	Result of Vote
1. Election of the directors of the Corporation (the “Board”)

•    The nominees proposed by management were elected by a majority of the votes cast by shareholders on a vote by ballot. Proxies were received and ballots were cast on this matter as indicated in Schedule “A” attached hereto.

2. Appointment of Deloitte LLP, London, England, (“Deloitte UK”) as independent, external auditor of the Corporation for the ensuing year or until its successor is appointed and authorizing the Board to fix its remuneration (the “Resolution to Appoint Auditor”)

•    The Resolution to Appoint Auditor was approved by the shareholders of the Corporation with approximately 99.99% of the votes of the Common Shares cast in favor and approximately 0.01% of the votes of the Common Shares withheld.

As such, Deloitte UK was appointed as independent, external auditor of the Corporation until the next annual meeting of shareholders of the Corporation or until its successor is appointed and the Board is authorized to fix its remuneration.

Item Voted Upon	Result of Vote
3. Authorization of the continuance of the Corporation from the Business Corporations Act (Québec) to the Business Corporations Act (Ontario) (the “Continuance”), and in particular, (i) approval and confirmation of the new general by-laws of the Corporation and repeal of by-law No. 2014-1 of the Corporation and the general by-laws of the Corporation, (ii) approval of the articles of continuance (the “Articles of Continuance”), and (iii) empowerment of the Board to determine the size of the Board within the minimum and maximum number of directors provided for in the Articles of Continuance (collectively, the “Continuance Resolution”).

•    The Continuance Resolution was approved by the shareholders of the Corporation with approximately 91.39% and 100% of the votes of the Common Shares and class A convertible preferred shares of the Corporation (the “Preferred Shares”), respectively, cast in favor and approximately 8.61% and 0% of the votes of the Common Shares and Preferred Shares, respectively, against.

As such, the Corporation is authorized to undertake and complete the Continuance as contemplated by the Continuance Resolution in the Management Information Circular.

4. Authorization of the change of the name of the Corporation to “The Stars Group Inc.” (the “Name Change”), conditional upon the Continuance becoming effective (the “Name Change Resolution”).

•    The Name Change Resolution was approved by the shareholders of the Corporation with approximately 99.98% of the votes of the Common Shares cast in favor and approximately 0.02% of the votes of the Common Shares against.

As such, the Corporation is authorized to complete the Name Change as contemplated by the Name Change Resolution in the Management Information Circular, conditional upon the Continuance becoming effective.

DATED this 21st day of June 2017.

AMAYA INC.

By:	(s) Marlon D. Goldstein
Name: Marlon D. Goldstein
Title: Executive Vice President, Corporate Development, General Counsel & Secretary

SCHEDULE “A”

ELECTION OF DIRECTORS

Name of Nominee	Percentage of Votes For	Number of Votes For	Percentage of Votes Withheld	Number of Votes Withheld
Divyesh (Dave) Gadhia	99.98%	75,700,767	0.02%	14,909
Harlan Goodson	99.97%	75,712,616	0.03%	19,660
Alfred F. Hurley, Jr.	99.98%	75,716,353	0.02%	15,923
David Lazzarato	99.98%	75,699,654	0.02%	16,022
Peter E. Murphy	99.99%	75,724,151	0.01%	8,125
Mary Turner	99.93%	75,681,252	0.07%	51,024